Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Eagle Rock Energy G&P, LLC

and Unitholders of Eagle Rock Energy Partners, L.P.:

We consent to the use of our reports dated March 2, 2015, with respect to the consolidated balance sheets of Eagle Rock Energy Partners, L.P. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Houston, Texas
July 8, 2015